Exhibit 99.1

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	June 30,
	2022	2022
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,293,599	$872,313
Accounts receivable, net	626,995	2,507,981
Other receivables	332	6,819,050
Prepayments	22,879,050	17,666,664
Total current assets	24,799,976	27,866,008

NON-CURRENT ASSETS
Plant and equipment, net	23,628	30,228
Intangible assets, net	22,859,594	25,566,958
Total non-current assets	22,883,222	25,597,186

Total assets	$47,683,198	$53,463,194

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$3,270,945	$3,770,945
Other payables and accrued liabilities	673,598	885,601
Other payables - related parties	680,000	362,884
Total current liabilities	4,624,543	5,019,430
Total liabilities	4,624,543	5,019,430

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Ordinary shares, $0.04 par value, 800,000,000 shares authorized, 9,569,700 and 2,758,920 shares issued and outstanding as of December 31, 2022 and June 30, 2022, respectively*	382,788	192,788
Additional paid-in-capital	203,311,844	195,654,317
Deferred stock compensation	(1,088,402)	(32,978)
Accumulated deficit	(159,547,575)	(147,370,363)
Total shareholders’ equity	43,058,655	48,443,764
Total liabilities and shareholders’ equity	$47,683,198	$53,463,194

*	Giving retroactive effect to the 40-for-1 reverse share split on September 26, 2022.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	For the Six Months Ended December 31,
	2022	2021

REVENUE	$-	$9,430,508

COST OF REVENUE	-	(2,629,781)

GROSS PROFIT	-	6,800,727

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	(9,899,408)	(4,426,383)
PROVISION FOR DOUBTFUL ACCOUNTS	(1,880,986)	-
RESEARCH AND DEVELOPMENT EXPENSES	(121,580)	(192,720)
STOCK COMPENSATION EXPENSE	(273,118)	(3,418,148)
LOSS FROM OPERATIONS	(12,175,092)	(1,236,524)

OTHER INCOME (EXPENSE), NET
Other income, net	-	700,000
Finance expense	(2,120)	(3,793)
TOTAL OTHER INCOME (EXPENSE), NET	(2,120)	696,207

LOSS BEFORE PROVISION FOR INCOME TAXES	(12,177,212)	(540,317)

PROVISION FOR INCOME TAXES	-	-
NET LOSS	$(12,177,212)	$(540,317)

LOSS PER ORDINARY SHARE
Weighted average number of shares:
Basic and diluted*	150,146	3,262,496

Loss per share:
Basic and diluted*	$(81.10)	$(0.17)

*	Giving retroactive effect to the 40-for-1 reverse share split on September 26, 2022.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGE IN SHAREHOLDERS’ EQUITY

	For the Six Months Ended December 31, 2022
	Ordinary shares*		Additional	Deferred		Total
	Number	Par	paid-in	share	Accumulated	shareholders’
	of shares	amount	capital	compensation	deficit	equity
Balance, June 30, 2022	4,819,700	$192,788	$195,654,317	$(32,978)	$(147,370,363)	$48,443,764
Sale of units	1,750,000	70,000	4,948,985	-	-	5,018,985
Sale of ordinary shares	1,200,000	48,000	1,452,000	-	-	1,500,000
Ordinary shares issued for compensation	1,800,000	72,000	1,269,000	(1,101,000)	-	240,000
Forfeiture of unvested restricted ordinary shares	-	-	(12,458)	12,458	-	-
Stock compensation expense	-	-	-	33,118	-	33,118
Net loss	-	-	-	-	(12,177,212)	(12,177,212)
Balance, December 31, 2022 (Unaudited)	9,569,700	$382,788	$203,311,844	$(1,088,402)	$(159,547,575)	$43,058,655

	For the Six Months Ended December 31, 2021
	Ordinary shares*		Additional	Deferred		Total
	Number	Par	paid-in	share	Accumulated	shareholders’
	of shares	amount	capital	compensation	deficit	equity
Balance, June 30, 2021	2,758,920	$110,357	$147,684,772	$(682,383)	$(70,162,245)	76,950,501
Sale of ordinary shares	790,624	31,625	19,209,477	-	-	19,241,102
Ordinary shares issued for compensation	101,375	4,055	3,072,130	(45,900)	-	3,030,285
Forfeiture of unvested restricted ordinary shares	-	-	(168,000)	168,000	-	-
Stock compensation expense	-	-	-	387,862	-	387,862
Net loss	-	-	-	-	(540,317)	(540,317)
Balance, December 31, 2021 (Unaudited)	3,650,919	$146,037	$169,798,379	$(172,421)	$(70,702,562)	$99,069,433

*	Giving retroactive effect to the 40-for-1 reverse share split on September 26, 2022.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Six Months Ended December 31,
	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(12,177,212)	$(540,317)
Adjustments to reconcile net loss to net cash used in operating activities:
Provision for doubtful accounts	1,880,986	-
Depreciation	6,600	864,493
Amortization	2,707,364	2,354,781
Stock compensation expense	273,118	3,418,148
Changes in operating assets and liabilities
Accounts receivable	-	709,629
Other receivables	6,818,718	-
Prepayments	(5,212,386)	(11,601,139)
Accounts payable	(500,000)	-
Other payables and accrued liabilities	(212,003)	122,870
Deferred revenue	-	(2,334,147)
Net cash used in operating activities	(6,414,815)	(7,005,682)

CASH FLOWS FROM INVESTING ACTIVITIES:
Prepayments for intangible assets	-	(4,745,527)
Purchase of equipment	-	(39,602)
Net cash used in investing activities	-	(4,785,129)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings from related parties	317,116	251,887
Proceeds from sale of units, net of offering costs	5,018,985	-
Proceeds from sale of ordinary shares, net of offering costs	1,500,000	19,241,102
Net cash provided by financing activities	6,836,101	19,492,989

NET CHANGE IN CASH AND CASH EQUIVALENTS	421,286	7,702,178

CASH AND CASH EQUIVALENTS, beginning of period	872,313	174,189

CASH AND CASH EQUIVALENTS, end of period	$1,293,599	$7,876,367

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest expense	$-	$-
Cash paid for income tax	$-	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Organization and description of business

Color Star Technology Co., Ltd. (the “Company” or “Color Star”) is an entertainment and education company which provides online entertainment performances and online music education services via its wholly-owned subsidiary, Color China Entertainment Limited (“Color Sky”).

The Company was founded as an unincorporated business on September 1, 2005, under the name TJS Wood Flooring, Inc., and became a C-corporation in the State of Delaware on February 15, 2007. On April 29, 2008, TJS Wood Flooring, Inc. changed its name to China Advanced Construction Materials Group, Inc. (“CADC Delaware”). On August 1, 2013, CADC Delaware consummated a reincorporation merger with its newly formed wholly-owned subsidiary, China Advanced Construction Materials Group, Inc. (“CADC Nevada”), a Nevada corporation, with CADC Delaware merging into CADC Nevada and CADC Nevada being the surviving company, for the purpose of changing CADC Delaware’s state of incorporation from Delaware to Nevada. On December 27, 2018, CADC Nevada was merged with and into China Advanced Construction Materials Group, Inc. (“CADC Cayman”), a Cayman Islands corporation, whereupon the separate existence of CADC Nevada ceased and CADC Cayman continued as the surviving entity. As a result of the reincorporation, the Company is governed by the laws of the Cayman Islands.

On November 22, 2021, Color China changed its name from “Color China Entertainment Limited” to “Color Sky Entertainment Limited.”

CACM Group NY, Inc.

On August 20, 2018, CACM Group NY, Inc. (“CACM”) was incorporated in the State of New York and is 100% owned by the Company. As of the date of this report, CACM has not commenced any business operations and the Company is currently using CACM as its headquarters in the United States of America.

Color Sky

The ongoing COVID-19 pandemic has claimed hundreds of thousands of lives and caused massive global health and economic crisis, while also causing large-scale social and behavioral changes in societies. Online entertainment and online education are experiencing enormous growth which the Company believes will last long after the pandemic. In order to expand the Company’s global reach and to enter into an online business, on May 7, 2020, the Company entered into a Share Exchange Agreement (“Exchange Agreement”) with Color Sky, a Hong Kong limited company, and shareholders of Color Sky (the “Sellers”), pursuant to which, among other things and subject to the terms and conditions contained therein, the Company acquired all of the outstanding issued shares in Color Sky from the sellers (the “Acquisition”). Pursuant to the Exchange Agreement, in exchange for all of the outstanding shares of Color Sky, the Company agreed to issue 115,834ordinary shares of the Company and pay an aggregate of $2,000,000 to the Sellers. On June 3, 2020, the Acquisition was consummated and the Company issued 115,834 ordinary shares of the Company to the Sellers and closed on the same date. Since Color Sky had no business operations other than holding a significant collection of music performance specific equipment, the transaction has been treated as an acquisition of assets, as it did not meet the definition of a business. The Company plans to make Color Sky an emerging online performance and online music education provider with a significant collection of performance specific assets -- leveraging professional experience of the Company’s new Chief Executive Officer (“CEO”) who has established good relationships with major record companies, renowned artists and entertainment agencies around the world. Color Sky is in the process of building an online entertainment and music education platform featuring artists and professional producers as its lead instructors. Color Sky officially launched its online cultural entertainment platform, Color World, globally on September 10, 2020. The Color World platform (or online education academy App) has not only celebrity lectures, but also celebrity concert videos, celebrity peripheral products, such as celebrity branded merchandise, and artist interactive communication.

On January 11, 2023, the Company, Color Sky, and Tian Jie (the “Purchaser”), entered into a certain share purchase agreement (the “Disposition SPA”). Pursuant to the Disposition SPA, the Purchaser agreed to purchase Color Sky in exchange for no consideration. The closing of the Disposition is subject to certain closing conditions including the receipt of a fairness opinion from Asia-Pacific Consulting and Appraisal Limited. On February 3, 2023, the Company completed the Disposition after the satisfaction of all closing conditions.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Modern Pleasure International Limited

On June 18, 2021, Modern Pleasure International Limited (“Modern Pleasure”), a limited liability company, was incorporated in Hong Kong and is wholly established and owned by the Company. On December 16, 2022, Modern Pleasure was dissolved.

Color Metaverse Pte. Ltd.

On February 21, 2022, Color Metaverse Pte. Ltd. (“Color Metaverse”), a private company limited by shares, was incorporated in Singapore and is wholly established and owned by the Company. Color Metaverse commenced operations in September 2022.

Color Star Technology Ohio Inc.

On August 11, 2022, Color Star Technology Ohio Inc. (“Color Star Ohio”) was incorporated in the State of Ohio and is 100% owned by the Company. As of the date of this report, Color Star Ohio has not commenced operations.

Note 2 – Summary of significant accounting policies

Going concern uncertainty

The Company had an accumulated deficit of approximately $159.5 million as December 31, 2022 and had a net loss of approximately $12.2 million for the six months ended December 31, 2022. In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” the Company has incurred recurring operating losses and negative cash flows from operating activities and has an accumulated deficit, management has determined that these conditions raise substantial doubt about the Company’s ability to continue as a going concern. If the Company is unable to generate sufficient cash flow within the normal operating cycle of a twelve month period to pay for its future payment obligations, the Company may be required to curtail or cease its operations. Management is trying to alleviate the going concern risk through obtaining additional equity financings to support its working capital, including its recently completed equity financing transaction of approximately $5.0 million on September 14, 2022 and the private placement offering of approximately $1.5 million on December 20, 2022. However, there is no assurance that management will be successful in their future plans. The unaudited condensed consolidated financial statements does not include any adjustments that might result from the outcome of this uncertainty.

Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). These unaudited condensed consolidated financial statements include the accounts of all the directly and indirectly owned subsidiaries listed below. All intercompany transactions and balances have been eliminated in consolidation. Interim results are not necessary indicative of results of a full year. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary to give a fair presentation have been included. The information in this Form 6-K should be read in conjunction with information in the annual report for the fiscal year ended June 30, 2022 on Form 20-F filed with the SEC on November 14, 2022.

Principles of consolidation

The unaudited condensed consolidated financial statements reflect the activities of the following subsidiaries. All material intercompany transactions and balances have been eliminated.

Subsidiaries	Place incorporated	Ownership percentage
CACM	New York, USA	100%
Color Sky	Hong Kong	100%
Modern Pleasure	Hong Kong	100%
Color Metaverse	Singapore	100%
Color Star Ohio	Ohio, USA	100%

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. The significant estimates and assumptions made in the preparation of the Company’s unaudited condensed consolidated financial statements include the allowance for credit losses of accounts receivable, other receivables, prepayments and advances and deferred income taxes, stock-based compensation, and fair value and useful lives of plant and equipment and intangibles assets. Actual results could be materially different from those estimates.

Revenue recognition

The Company follows the Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (ASC 606) to recognize its revenue for all period presented. The core principle underlying this ASU is that the Company recognizes its revenue to represent the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This requires the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer. The Company’s revenue streams to be recognized at a point in time comprise principally of music performance performed or education services provided. The Company’s revenue streams to be recognized over a period of time comprise of its platform subscribed membership fees which is recognized over the subscription period.

The ASU requires the use of a five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation. The application of the five-step model to the revenue streams compared to the prior guidance did not result in significant changes in the way the Company records its revenue. Upon adoption, the Company evaluated its revenue recognition policy for all revenue streams within the scope of the ASU under previous standards and using the five-step model under the new guidance and confirmed that there were no material differences in the pattern of revenue recognition.

The Company accounts for a contract with a customer when the contract is committed in writing, the rights of the parties, including payment terms, are identified, the contract has commercial substance and consideration to collect is substantially probable.

The Company earns its online education academy revenues from its customers for subscription for services to be delivered over a period of time, the receipt is initially recorded as “deferred revenue” on the consolidated balance sheets and revenue is recognized ratably over the membership period as services are rendered, usually one year. Membership services revenue also includes fees earned from subscribing members for on-demand content purchases and early access to premium content. The Company is principal in its relationships where its partners, including artist agents, mobile operators, internet service providers and online payment agencies, provide access to the membership services or payment processing services as the Company retains control over its service delivery to its subscribing members. Typically, payments made to its partners, are recorded as cost of revenues and as research and development expenses prior to any revenues being generated in this revenue stream. In July 2021, the Company no longer required its subscribers to pay for the annual subscription fee. Revenues in connection with the on-demand contents are recognized at a point in time when the subscription fee was paid to stream the on-demand contents.

As a practical expedient, the Company elects to record the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Financial instruments

US GAAP specifies a hierarchy of valuation techniques for determining the fair value of financial instruments and related fair value measurements based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). The valuation hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In accordance with FASB ASC 820, the following summarizes the fair value hierarchy:

The three levels of inputs are defined as follows:

Level 1	inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets;

Level 2	inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument;

Level 3	inputs to the valuation methodology are unobservable.

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Cash and cash equivalents

The Company considers all highly liquid investments with the original maturity of three months or less at the date of purchase to be cash equivalents.

Accounts receivable, net

Accounts receivable include receivables from Color World platform subscription fees due from App payment collections agent, net of an allowance for credit risk. Accounts receivable are recorded at subscription fees amount received from the Company’s customers and do not bear interest. Allowance for credit losses for accounts receivables is established based on various factors including historical payments and current economic trends. The Company reviews its allowance for accounts receivable by assessing individual accounts receivable over a specific aging and amount. All other balances are pooled based on historical collection experience. The estimate of expected credit losses is based on information about past events, current economic conditions, and forecasts of future economic conditions that affect collectability. Accounts receivable are written-off on a case by case basis after exhaustive efforts at collection are made, net of any amounts that may be collected.

Other receivables

Other receivables primarily include security deposit and receivables resulted from sale of equipment, net of an allowance for credit losses. Allowance for credit losses for other receivables is established based on various factors including historical payments and current economic trends. The Company reviews its allowance for other receivables by assessing individual other receivables over a specific aging and amount. All other balances are pooled based on historical collection experience. The estimate of expected credit losses is based on information about past events, current economic conditions, and forecasts of future economic conditions that affect collectability. Other receivables are written-off on a case by case basis after exhaustive efforts at collection are made, net of any amounts that may be collected.

Prepayments, current

Prepayments, current include funds deposited or advanced to outside vendors for future performance obligations, program license fees and service fees. As a standard practice in the music performance industry, many of the Company’s vendors require a certain amount to be deposited with them as a guarantee that the Company will complete its purchases on a timely basis. The Company has legally binding contracts with its vendors, the prepayments will be used to offset performance fees, program license fees, purchase price or service fees, and the amounts are refundable and bear no interest if outside vendors breach the contracts.

Plant and equipment, net

Plant and equipment are stated at cost or at fair value of the identifiable assets acquired on the acquisition date less accumulated depreciation and impairment loss. Expenditures for maintenance and repairs are charged to operations as incurred while additions, renewals and improvements are capitalized. Depreciation is provided over the estimated useful life of each class of depreciable assets and is computed using the straight-line method with 0%-5% residual value.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The estimated useful lives of assets are as follows:

Useful life
Office equipment	5 years

Intangible assets, net

Intangible assets are stated at cost, less accumulated amortization. Amortization expense is recognized on the straight-line basis over the estimated useful lives of the assets. The Company has obtained copyrights to use the online education academy courses for 3 years to unlimited years. The Company amortizes the copyrights with limited useful life over their useful life using the straight-line method and amortizes the copyrights with unlimited useful life over 5 years, which the copyrights are expected to contribute to the revenue of the Company’s online education academy App.

Accounting for long-lived assets

The Company classifies its long-lived assets into: (i) office equipment and (ii) intangible assets.

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be fully recoverable. It is possible that these assets could become impaired as a result of technological or other industry changes. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

If the value of an asset is determined to be impaired, the impairment to be recognized is measured in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or the fair value, less disposition costs.

There were no impairment charges for the six months ended December 31, 2022 and 2021.

Competitive pricing pressures and changes in interest rates could materially and adversely affect the Company’s estimates of future net cash flows to be generated by the long-lived assets, and thus could result in future impairment losses.

Accounts payable

Accounts payable represents royal fees payable to the Company’s vendor which was incurred from the revenues generated of its on-demand contents in the Color World Platform.

Leases

The Company accounts for leases in accordance with ASC 842 “Leases”. Operating lease right-of-use (“ROU”) assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Since the implicit rate for the Company’s leases is not readily determinable, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its operating lease ROU assets to be comparable to the useful life of similar owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Leases with an initial term of 12 months or less are not recorded on the balance sheet as operating lease ROU assets and lease liabilities.

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated operating lease payments in the undiscounted future pre-tax cash flows.

As of December 31, 2022 and June 30,2022, the Company does not have any lease with an initial term of more than 12 months.

Research and development

Research and development expenses include website or app development expenditure costs, salaries and other compensation-related expenses to the Company’s research and product development personnel and related expenses for the Company’s research and product development team. The Company expenses all costs that are incurred in connection with the planning and implementation phases of development, and costs that are associated with maintenance of the existing website or app for internal use.

Stock-based compensation

The Company records stock-based compensation expense for employees at fair value on the grant date and recognizes the expense over the employee’s requisite service period. The Company’s expected volatility assumption is based on the historical volatility of the Company’s stock. The expected life assumption is primarily based on historical exercise patterns and employee post-vesting termination rate. The risk-free interest rate for the expected term of an option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend yield is based on the Company’s current and expected dividend policy.

The Company records stock-based compensation expense for non-employees at fair value on the grant date and recognizes the expense over the service provider’s requisite service period.

Income taxes

The Company accounts for income taxes in accordance with FASB ASC 740, “Income Taxes,” which requires the Company to use the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between financial statement carrying amounts and the tax bases of existing assets and liabilities and operating loss and tax credit carry forwards. Under this accounting standard, the effect on deferred income taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if it is more likely than not that some portion, or all of, a deferred tax asset will not be realized.

ASC 740-10, “Accounting for Uncertainty in Income Taxes,” defines uncertainty in income taxes and the evaluation of a tax position as a two-step process. The first step is to determine whether it is more likely than not that a tax position will be sustained upon examination, including the resolution of any related appeals or litigation based on the technical merits of that position. The second step is to measure a tax position that meets the more-likely-than-not threshold to determine the amount of benefit to be recognized in the financial statements. A tax position is measured at the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent period in which the threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not criteria should be de-recognized in the first subsequent financial reporting period in which the threshold is no longer met. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. United States federal, state and local income tax returns for the years of 2019 to 2021 are subject to examination by any applicable tax authorities.

Earnings (loss) per share

The Company reports earnings (loss) per share in accordance with U.S. GAAP, which requires presentation of basic and diluted earnings (loss) per share in conjunction with the disclosure of the methodology used in computing such earnings per share. Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average common shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts, such as warrants, options, restricted stock-based grants and convertible preferred stock, to issue ordinary shares were exercised and converted into ordinary shares. Ordinary share equivalents having an anti-dilutive effect on earnings per share are excluded from the calculation of diluted earnings per share.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase ordinary shares at the average market price during the period. When the Company has a loss, no potential dilutive items are included since they would be antidilutive.

Stock dividends or stock splits are accounted for retroactively if the stock dividends or stock splits occur during the period, or retroactively if the stock dividends or stock splits occur after the end of the period but before the release of the financial statements, by considering it effective as of the beginning of the earliest period presented.

Recent Accounting Pronouncements

In January 2020, the FASB issued ASU 2020-01 to clarify the interaction of the accounting for equity securities under ASC 321 and investments accounted for under the equity method of accounting in ASC 323 and the accounting for certain forward contracts and purchased options accounted for under ASC 815. With respect to the interactions between ASC 321 and ASC 323, the amendments clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting when applying the measurement alternative in ASC 321, immediately before applying or upon discontinuing the equity method of accounting. With respect to forward contracts or purchased options to purchase securities, the amendments clarify that when applying the guidance in ASC 815-10-15-141(a), an entity should not consider whether upon the settlement of the forward contract or exercise of the purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in ASC 323 or the fair value option in accordance with ASC 825. The ASU is effective for interim and annual reporting periods beginning after December 15, 2020. Early adoption is permitted, including adoption in any interim period. The adoption of this ASU did not have a material effect on the Company’s unaudited condensed consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s unaudited condensed consolidated financial statements.

Note 3 – Accounts receivable, net

Accounts receivable consisted of the following:

	December 31, 2022	June 30, 2022
	(Unaudited)
Color World platform subscription fees due from App payment collections agent	$2,507,981	$2,507,981
Less: allowance for doubtful accounts	(1,880,986)	-
Total accounts receivable, net	$626,995	$2,507,981

Provision for doubtful accounts were $1,880,986 and $0 for the six months ended December 31, 2022 and 2021, respectively.

Movement of allowance for doubtful accounts is as the following:

	For the Six Months Ended December 31, 2022	For the Six Months Ended December 31, 2021
	(Unaudited)	(Unaudited)
Beginning balance	$-	$-
Allowance for doubtful accounts	1,880,986	-
Less: write-off	-	-
Ending balance	$1,880,986	$-

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 4 – Other receivables

Other receivables consisted of the following:

	December 31, 2022	June 30, 2022
	(Unaudited)
Rent deposit	$332	$-
Receivable from sale of equipment	-	6,819,050
Other receivables	$332	$6,819,050

Note 5 – Prepayments

Prepayments, current, consisted of the following:

	December 31, 2022	June 30, 2022
	(Unaudited)
Prepayment for live concert productions	$17,879,050	$8,000,000
Prepayment for online concert productions	5,000,000	5,000,000
Prepayment for advertisement	-	4,666,664
Prepayments and advances	$22,879,050	$17,666,664

Note 6 – Plant and equipment, net

Plant and equipment consist of the following:

	December 31, 2022	June 30, 2022
	(Unaudited)
Office equipment	39,602	39,602
Less: Accumulated depreciation	(15,974)	(9,374)
Plant and equipment, net	$23,628	$30,228

Depreciation expense was $6,600 and $864,493 for the six months ended December 31, 2022 and 2021 respectively.

Note 7 – Intangible assets, net

Intangible assets consist of the following:

	December 31, 2022	June 30, 2022
	(Unaudited)
Copyrights of online education academy courses	$32,198,770	$32,198,770
Less: Accumulated amortization	(9,339,176)	(6,631,812)
Intangible assets, net	$22,859,594	$25,566,958

Amortization expense was $2,707,364 and $2,354,781 for the six months ended December 31, 2022 and 2021 respectively.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 8 – Related party transactions

Other payables – related parties

Other payables – related party consisted of the following:

Name of Related Party	Relationship	Nature	December 31, 2022	June 30, 2022
			(Unaudited)
Weili He	Former Chief Financial Officer (“CFO”) of the Company who held less than 5% of the Company ordinary shares currently	Salary Payable	$-	$10,711
Hui Xu	General Manager of CACM	Interest-free loan, due on demand	680,000	350,000
Jehan Zeb Khan	Director and Former Co-Acting CEO of the Company	Interest-free loan, due on demand	-	2,173
Total			$680,000	$362,884

Note 9 – Accounts payable

	December 31, 2022	June 30, 2022
	(Unaudited)
Royal fees payable	$3,270,945	$3,770,945

Note 10 – Leases

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which result in an economic penalty.

The Company has a new lease agreement for office space in New York from July 1, 2021 through June 30, 2022, with a rental fee of $3,300 per month. In May 2022, the Company entered another lease agreement for office space in New York from July 1, 2022 through June 30, 2023, with a rental fee of $2,886 per month. In June 2022, the Company entered another lease agreement for office space in Dubai, United Arab Emirates from July 15, 2022 through July 14, 2023, with a rental fee of $7,829 per month. The Company did not recognize the operating lease ROU assets and lease liabilities on the balance sheet as these leases have an initial term of 12 months or less. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The leases generally do not contain options to extend at the time of expiration.

The one-year maturity of the Company’s lease obligations is presented below:

Twelve Months Ending December 31,	Operating Lease Amount
2023	$68,203
Total lease payments	$68,203

Operating lease expenses are included in general and administrative expenses. Total operating lease expenses were $62,746 and $32,580 for the six months ended December 31, 2022 and 2021, respectively.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 11 – Income taxes

(a) Corporate income tax

Color Star

Under the current laws of the Cayman Islands, Color Star is not subject to tax on income or capital gains. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

CACM

CACM is organized in the New York State in the United States. CACM had no taxable income for the U.S. income tax purposes for the six months ended December 31, 2022 and2021. The applicable tax rate is 21.0% for federal and 7.1% for New York State with an effective tax rate of 26.6%.

Color Sky and Modern Pleasure

Color Sky and Modern Pleasure are organized in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. The Company did not make any provisions for Hong Kong Profits Tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax law, Color Sky is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Income (loss) before provision for income taxes consisted of:

	For the Six Months Ended December 31, 2022	For the Six Months Ended December 31, 2021
	(Unaudited)	(Unaudited)
Cayman	$(4,808,241)	$(182,934)
United States	(168,673)	(357,383)
Hong Kong	(7,200,298)	-
	$(12,177,212)	$(540,317)

Significant components of deferred tax assets were as follows:

	December 31, 2022	June 30, 2022
Deferred tax assets
Net operating loss carryforward in the U.S.	486,749	442,051
Net operating loss carryforward in Hong Kong	12,462,699	11,274,650
Valuation allowance	(12,949,448)	(11,716,701)
Total net deferred tax assets	$-	$-

As of December 31, 2022 and June 30 2022, CACM’s net operating loss carry forward for the U.S. income taxes was approximately $1.7 million and $1.5 million, receptively. The net operating loss carry forwards are available to reduce future years’ taxable income for unlimited years but limited to 80% use per year. Management believes that the realization of the benefits from these losses appears uncertain due to the Company’s operating history and continued losses in the U.S. If the Company is unable to generate taxable income in its United States operations, it is more likely than not that it will not have sufficient income to utilize its deferred tax assets. Accordingly, the Company has provided a 100% valuation allowance on its net deferred tax assets of approximately $487,000 and $442,000 related to its U.S. operations as of December 31,2022 and June 30, 2022, respectively.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and June 30 2022, Color Sky and Modern Pleasure’s net operating loss carry forward for the Hong Kong income taxes was approximately $12.5 million and $11.3 million, receptively. The net operating loss carry forwards are available to reduce future years’ taxable income for unlimited years. Management believes that the realization of the benefits from these losses appears uncertain due to the Company’s operating history and continued losses in Hong Kong. If the Company is unable to generate taxable income in its Hong Kong operations, it is more likely than not that it will not have sufficient income to utilize its deferred tax assets. Accordingly, the Company has provided a 100% valuation allowance on its net deferred tax assets of approximately $12.5 million and $11.3 million related to its Hong Kong operations as of December 31, 2022 and June 30,2022, respectively.

Changes in the valuation allowance for deferred tax assets increased by $1,232,747 from $11,716,701 on June 30, 2022 to $12,949,448 on December 31, 2022. Changes in the valuation allowance for deferred tax assets increased by $11,342,917 from $373,784 on June 30, 2021 to $11,716,701 on June 30, 2022.

(b) Uncertain tax positions

There were no uncertain tax positions as of December 31, 2022 and June 30,2022, and management does not anticipate any potential future adjustments which would result in a material change to its tax positions. For the six months ended December 31, 2022 and2021, the Company did not incur any tax related interest or penalties.

Note 12 – Shareholders’ equity

Increase in Authorized Shares and Shares Reverse Split

On November 18, 2020, the Company’s shareholders approved to the authorized share capital of the Company be increased from US$75,000 divided into 75,000,000 ordinary shares of a par value of US$0.001 each to US$200,000 divided into 200,000,000 ordinary shares of a par value of US$0.001 each by the creation of an additional 125,000,000 ordinary shares of a par value of US$0.001 each to rank pari passu in all respects with the existing ordinary shares. On December 1, 2021, the Company’s shareholders approved to the authorized share capital of the Company be increased from US$200,000 divided into 200,000,000 ordinary shares of a par value of US$0.001 each to US$800,000 divided into 800,000,000 ordinary shares of a par value of US$0.001 each by the creation of an additional 600,000,000 ordinary shares of a par value of US$0.001 each to rank pari passu in all respects with the existing ordinary shares.

On March 10, 2022, the Board of Directors of the Company approved the 40-for-1 reverse share split of its ordinary shares in accordance with Cayman law and on April 11, 2022, the Company’s shareholders approved the proposal to implement a reverse share split of the Company’s ordinary shares, par value US$0.001 per share, including the Company’s ordinary shares reserved for issuance (the “Original Ordinary Shares”), at a ratio of forty (40)-for-one and at a time during the following six months to be determined by further action of our Board of Directors (or not at all in the determination of the Board of Directors during the same period), such that each 40 Original Ordinary Shares shall be consolidated into one ordinary share of the Company, par value US$0.04 (the “Adjusted Ordinary Shares”), and that the authorized share capital of the Company is consolidated from US$800,000 divided into 800,000,000 Original Ordinary Shares to US$800,000 divided into 20,000,000 Adjusted Ordinary Shares. The Company’s shareholders also approved the proposal to increase the authorized share capital of the Company at a time during the following six months to be determined by further action of the Company’s Board of Directors (or not at all in the determination of the Board of Directors during the same period) from US$800,000 divided into 20,000,000 Adjusted Ordinary Shares to US$32,000,000 divided into 800,000,000 Adjusted Ordinary Shares by the creation of an additional 780,000,000 Adjusted Ordinary Shares to rank pari passu in all respects with the Adjusted Ordinary Shares existing upon approval of the Reverse Split Proposal. The increase in authorized shares and shares reverse split became effective on September 26, 2022. All share amounts have been retroactively restated to reflect increase in authorized shares and shares reverse split. Upon execution of the 40-for-1 reverse share stock split, the Company recognized additional 25,756 ordinary shares due to round up adjustment.

Sale of Ordinary Shares

On September 24, 2021, the Company and certain institutional investors entered into a securities purchase agreement (“SPA 1”), pursuant to which the Company agreed to sell such institutional investors units with each unit consisting of one ordinary share and one warrant to purchase 0.7 ordinary share, at a purchase price of $27.20 per unit, for net proceeds of approximately $19.2 million (the “Offering”). An aggregate of 790,624 ordinary shares and warrants to purchase an aggregate of 553,437 ordinary shares (the “Investor Warrants”) were agreed to be issued to the investors under the SPA 1. The Offering closed on September 28, 2021.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

On January 21, 2022, the Company and Hou Sing International Business Limited (“Hou Sing”) entered into a securities purchase agreement, pursuant to which the Company agreed to issue and sell to Hou Sing an aggregate of 400,000 ordinary shares at a purchase price of $40.00 per share, for proceeds of $16.0 million.

On February 21, 2022, the Company and certain institutional investors entered into a securities purchase agreement (“SPA 2”), pursuant to which the Company agreed to sell such institutional investors units with each unit consisting of one ordinary share and one warrant to purchase one ordinary share, at a purchase price of $16.00 per unit, for net proceeds of approximately $8.7 million (the “Offering”). An aggregate of 625,000 ordinary shares and warrants to purchase an aggregate of 625,000 ordinary shares (the “Investor Warrants”) were agreed to be issued to the investors under the SPA 2. The Offering closed on February 24, 2022.

On September 14, 2022, the Company entered into a securities purchase agreement (the “SPA 3”) with certain institutional investors for a registered direct offering of ordinary shares and warrants. Each unit consists of one ordinary share and one warrant to purchase one ordinary share. The purchase price per unit is $3.20. The gross proceeds from the sale of the securities, before deducting placement agent fees and other estimated offering expenses payable by the Company, was approximately $5.6 million. The Company issued to the investors an aggregate of 1,750,000 ordinary shares and warrants to purchase an aggregate of 1,750,000 ordinary shares. The Investor Warrants are initially exercisable at $3.20 per Ordinary Share and expire 5.0 years from the date of issuance. Pursuant to a placement agent agreement entered into between the Company and FT Global Capital, Inc. (“FT Global”) dated September 24, 2021 (the “September 2021 PAA”), the Company issued to FT Global warrants (the “Tail Fee Warrants”) to purchase 43,125 Ordinary Shares on substantially the same terms as the Investor Warrants sold in SPA 3, except that the Tail Fee Warrants shall not be exercisable for a period of six months and shall expire 36 months after issuance, and shall have no anti-dilution protection other than adjustments based on stock splits, stock dividends, combinations of shares and similar recapitalization transactions. The net proceeds from this offering will be used for general corporate and working capital purposes. The Offering closed on September 19, 2022.

On December 20, 2022, the Company entered into certain securities purchase agreement (the “SPA”) with a certain “accredited investor” (the “Purchaser”) as such term is defined in Rule 501(a) of Regulation D of the Securities Act of 1933, as amended, pursuant to which the Company agreed to sell 1,200,000 ordinary shares, (the “Shares”) par value $0.04 per share (the “Ordinary Shares”), at a per share purchase price of $1.25 (the “Offering”). The gross proceeds to the Company from this offering was $1.5 million. The issuance and sale of the Shares is exempted from the registration requirements of the Securities Act pursuant to Regulation D promulgated thereunder and will be issued as restricted securities. The Offering closed on January 22, 2023.

Restricted Stock Grants

Restricted stock grants are measured based on the market price on the grant date. The Company has granted restricted ordinary shares to the members of the board of directors (the “Board”), senior management, and consultants.

In December 2021, the Board granted an aggregate of 2,500 restricted ordinary shares, which were issued with a fair value of $45,900 to Sir Lucas Capetian, the former CEO. These shares will vest quarterly over the required service period of one year starting from December 13, 2021 to December 12, 2022. In March 2022, all of these shares were deemed fully vested upon the approval by the Compensation Committee of the Board of Directors of the Company.

In April 2022, the Company granted an aggregate of 3,000 restricted ordinary shares, which were issued with a fair value of $27,360 to Ms. Lili Jiang, the Company’s CFO, pursuant to her employment contract. These shares will vest quarterly over the required service period of one year starting from April 1, 2022 to December 12, 2023.

In June 2022, the Company granted an aggregate of 2,500 restricted ordinary shares, which were issued with a fair value of $13,000 to Mr. Biao Lu, the Company’s CAO, pursuant to his employment contract. These shares will vest quarterly over the required service period of one year starting from June 16, 2022 to June 15, 2023.

In August 2022, the Board granted an aggregate of 7,500 restricted ordinary shares, which were issued with a fair value of $36,000 to Ms. Wei Zhang, the Company’s charwoman and Mr. Farhan Qadir, the Company’s CEO, pursuant to their employment contract. These shares will vest quarterly over the required service period of one year starting from August 9, 2022 to August 8, 2023.

For the six months ended December 31, 2022 and 2021, the Company recognized approximately $30,000 and $0.4 million compensation expense related to restricted stock grants, respectively.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Following is a summary of the restricted stock grants:

Restricted stock grants	Shares	Weighted Average Grant Date Fair Value Per Share	Aggregate Intrinsic Value
Unvested as of June 30, 2021	12,146	$56.00	$-
Forfeited	(3,750)	$44.80	-
Granted	8,000	$10.80	-
Vested	(11,750)	$48.40	-
Unvested as of June 30, 2022	4,646	$7.20	$-
Forfeited	(2,396)	$5.20	-
Granted	7,500	$4.80	-
Vested	(4,625)	$6.20	-
Unvested as of December 31, 2022 (Unaudited)	5,125	$5.43	$-

Ordinary Shares Issued for Compensation

In August 2021, the Board granted an aggregate of 93,875 ordinary shares, which were issued with a fair value of $3,030,285, determined using the closing price of $32.28 on August 9, 2021, to twenty-one employees under the 2021 Plan. These shares vested immediately upon grant.

In March 2022, the Board granted an aggregate of 106,250 ordinary shares, which were issued with a fair value of $1,134,750, determined using the closing price of $10.68 on March 18, 2022, to twenty employees under the 2021 Plan. These shares vested immediately upon grant.

In November 2022, the Board granted an aggregate of 300,000 ordinary shares, which were issued with a fair value of $240,000, determined using the closing price of $0.80 on November 29, 2022, to seven employees under the 2021 Plan. These shares vested immediately upon grant.

For the six months ended December 31, 2022 and 2021, the Company recorded approximately $0.2 million and $3.0 million stock compensation expense related to ordinary shares grants, respectively.

Ordinary Shares Issued for Services

In December 2022, the Board granted an aggregate of 1,500,000 ordinary shares with a fair value of approximately $1.1 million, determined using the closing price of $0.71 on December 19, 2022, to four service providers. The value of these shares is being amortized over the service from December 19, 2022 to December 18, 2023.

For the six months ended December 31, 2022 and 2021, the Company recognized approximately $4,000 and $0 for the stock compensation expense related to services, respectively.

Warrants

On September 24, 2021, the Company and certain institutional investors entered into a SPA 1, pursuant to which the Company agreed to sell such institutional investors units with each unit consisting of one ordinary share and one warrant to purchase 0.7 ordinary share, at a purchase price of $27.20 per unit, for net proceeds of approximately $19.2 million (the “Offering”). An aggregate of 790,624 ordinary shares and warrants to purchase an aggregate of 553,437 ordinary shares (the “Investor Warrants”) were agreed to be issued to the investors under the SPA 1. The Company issued a warrant to purchase 23,719 ordinary shares to the placement agent (the “Placement Agent Warrants”). The Investor Warrants and Placement Agent Warrants are initially exercisable at $40.00 per Ordinary Share and expire 3.0 years from the date of issuance. The fair value of the Investor Warrants and Placement Agent Warrants were $9,123,701, which was considered a direct cost of the sale of SPA and included in additional paid-in capital. The fair value has been estimated using the Black-Scholes pricing model with the following assumptions: market value of underlying share of $22.40, risk free rate of 0.55%; expected term of 3.0 years; exercise price of the warrants of $40.00, volatility of 140%; and expected future dividends of 0%.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

On February 21, 2022, the Company and certain institutional investors entered into a SPA 2, pursuant to which the Company agreed to sell such institutional investors units with each unit consisting of one ordinary share and one warrant to purchase one ordinary share, at a purchase price of $16.00 per unit, for net proceeds of approximately $8.7 million (the “Offering”) before deducting placement agent fees and other estimated offering expenses. An aggregate of 625,000 ordinary shares and warrants to purchase an aggregate of 625,000 ordinary shares (the “Investor Warrants”) were agreed to be issued to the investors under the SPA 2. The Investor Warrants are initially exercisable at $16.00 per Ordinary Share and expire 5.0 years from the date of issuance. Pursuant to a placement agent agreement entered into between the Company and FT Global Capital, Inc. (“FT Global”) dated September 24, 2021 (the “September 2021 PAA”), the Company issued to FT Global warrants (the “Tail Fee Warrants”) to purchase 13,632 Ordinary Shares on substantially the same terms as the Investor Warrants sold in SPA 2, except that the Tail Fee Warrants shall not be exercisable for a period of six months and shall expire 36 months after issuance, and shall have no anti-dilution protection other than adjustments based on stock splits, stock dividends, combinations of shares and similar recapitalization transactions. The fair value of the Investor Warrants were $5,008,524, which was considered a direct cost of the sale of SPA and included in additional paid-in capital. The fair value has been estimated using the Black-Scholes pricing model with the following assumptions: market value of underlying share of $9.20, risk free rate of 1.84%; expected term of 5.0 years; exercise price of the warrants of $16.00, volatility of 146%; and expected future dividends of 0%. The fair value of the Tail Fee Warrants were $92,251, which was considered a direct cost of the sale of SPA and included in additional paid-in capital. The fair value has been estimated using the Black-Scholes pricing model with the following assumptions: market value of underlying share of $9.20, risk free rate of 1.73%; expected term of 3.0 years; exercise price of the warrants of $16.00, volatility of 145%; and expected future dividends of 0%.

On September 14, 2022, in connection with the SPA 3, the Company issued to the investors an aggregate of 1,750,000 ordinary shares and warrants to purchase an aggregate of 1,750,000 ordinary shares. The Investor Warrants are initially exercisable at $3.20 per Ordinary Share and expire 5.0 years from the date of issuance. Pursuant to a placement agent agreement entered into between the Company and FT Global Capital, Inc. (“FT Global”) dated September 24, 2021 (the “September 2021 PAA”), the Company issued to FT Global warrants (the “Tail Fee Warrants”) to purchase 43,125 Ordinary Shares on substantially the same terms as the Investor Warrants sold in SPA 3, except that the Tail Fee Warrants shall not be exercisable for a period of six months and shall expire 36 months after issuance, and shall have no anti-dilution protection other than adjustments based on stock splits, stock dividends, combinations of shares and similar recapitalization transactions. The net proceeds from this offering will be used for general corporate and working capital purposes. The Offering closed on September 19, 2022. The fair value of the Investor Warrants were $7,832,106, which was considered a direct cost of the sale of SPA 3 and included in additional paid-in capital. The fair value has been estimated using the Black-Scholes pricing model with the following assumptions: market value of underlying share of $4.80, risk free rate of 3.60%; expected term of 5.0 years; exercise price of the warrants of $3.20, volatility of 151%; and expected future dividends of 0%. The fair value of the Tail Fee Warrants were $177,821, which was considered a direct cost of the sale of SPA and included in additional paid-in capital. The fair value has been estimated using the Black-Scholes pricing model with the following assumptions: market value of underlying share of $4.80, risk free rate of 3.79%; expected term of 3.0 years; exercise price of the warrants of $3.20, volatility of 153%; and expected future dividends of 0%.

The summary of warrant activity is as follows:

	Warrants Outstanding	Weighted Average Exercise Price	Average Remaining Contractual Life
June 30, 2021	641,157	$49.60	3.08
Granted	1,215,788	$52.00	4.02
Forfeited	-	$-	-
Exercised	(3,775)	$22.00	-
June 30, 2022	1,853,170	$35.20	2.99
Granted	1,793,125	$3.20	4.95
Forfeited	-	$-	-
Exercised	-	$-	-
December 31, 2022 (Unaudited)	3,646,295	$19.43	3.56

Note 13 – Commitments and contingencies

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Company’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate would have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.

COLOR STAR TECHNOLOGY CO., LTD. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 14 – Concentrations of risk

Credit Risk

The Company is exposed to credit risk from its cash in banks and advances on performance obligations.

As of December 31, 2022 and June 30, 2022, approximately $0.6 million and $0.3 was deposit with a bank located in the US or Hong Kong subject to credit risk. In the US, the insurance coverage of each bank is USD $250,000. In Hong Kong, the insurance coverage of each bank is HKD 500,000 (approximately $64,000).

Prepayments and advances are subject to credit evaluation. An allowance will be made for credit losses on estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Vendor Concentration Risk

There were no purchases for the six months ended December 31, 2022. For the six months ended December 31, 2021, one vendor accounted for 97% of the Company’s total purchases.

Note 15 – Subsequent events

On January 11, 2023, the Company, Color Sky, and Tian Jie (the “Purchaser”), entered into a certain share purchase agreement (the “Disposition SPA”). Pursuant to the Disposition SPA, the Purchaser agreed to purchase Color Sky in exchange for no consideration. The closing of the Disposition is subject to certain closing conditions including the receipt of a fairness opinion from Asia-Pacific Consulting and Appraisal Limited. On February 3, 2023, the Company completed the Disposition after the satisfaction of all closing conditions.